80
2/3/04

04001662

VL-1-30-04

UNITED STATES
[SECURITIES A]ND EXCHANGE COMMISSION
[W]ashington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL PROCESSING SECTION RECEIVED JAN 27 2004 WASHINGTON, D.C.

SEC FILE NUMBER
8- 51528

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/1/02 (MM/DD/YY) AND ENDING 11/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Atlas Brokerage Company, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1720 Washington Road
(No. and Street)

Washington (City) PA (State) 15301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gary T. Jeffers (724) 745-2300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stelmack Dobransky & Eannace, LLC
(Name – *if individual, state last, first, middle name*)

P.O. Box 62280 (Address) Pittsburgh (City) PA (State) 15241 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 04 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jon W. Erdner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Atlas Brokerage Company, L.P., as of November 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Jon W. Erdner
Signature

Agent for the General Partner
Title

Darlene C. Gallingane
Notary Public

Notarial Seal
Darlene C. Gallingane, Notary Public
Cecil Twp., Washington County
My Commission Expires June 24, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ATLAS BROKERAGE COMPANY, L.P.

FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION
FOR THE YEAR ENDED NOVEMBER 30, 2003
AND
INDEPENDENT AUDITOR'S REPORT

* * * * *

ATLAS BROKERAGE COMPANY, L.P.

TABLE OF CONTENTS

Stelmack Dobransky & Eannace, LLC
Certified Public Accountants and Business Consultants

P.O. Box 62280
Pittsburgh, PA 15241-7280
E-mail: office@sdecpas.com
Tel: (724) 745-6600
Fax: (724) 745-7202

Joseph S. Stelmack, CPA
Joseph T. Dobransky, CPA
Vincent M. Eannace, CPA

INDEPENDENT AUDITOR'S REPORT

To the Partners of
Atlas Brokerage Company, L.P.

We have audited the accompanying statement of financial condition of Atlas Brokerage Company, L.P. ("The Company") as of November 30, 2003, and the related statements of income, changes in partners' capital and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Atlas Brokerage Company, L.P. at November 30, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stelmack Dobransky & Eannace, LLC

STELMACK DOBRANSKY & EANNACE, LLC

January 9, 2004

ATLAS BROKERAGE COMPANY, L.P.

STATEMENT OF FINANCIAL CONDITION
NOVEMBER 30, 2003

ASSETS

ASSETS	
Cash	$287,177
Accounts receivable	
Commissions	41,276
Trails	54,000
Affiliate (Note 5)	260
Other	94,033
Investment in marketable securities	2,670
Office furniture and equipment, at cost, less accumulated depreciation of $172,608	201,116
Organization costs, net of accumulated amortization of $8,147	891
Other assets	26,083
TOTAL ASSETS	$707,506

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES	
Accounts payable	
Trade	$ 35,895
Affiliate (Note 5)	229
Accrued commissions	81,395
Other liabilities	163,162
Total liabilities	280,681
PARTNERS' CAPITAL	426,825
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$707,506

See Independent Auditor's Report and
Notes to the Financial Statements

ATLAS BROKERAGE COMPANY, L.P.

STATEMENT OF INCOME
FOR THE YEAR ENDED NOVEMBER 30, 2003

REVENUE	
Advisory fee income	$ 735,975
Bond markup	129,958
Insurance product income	1,130,760
Mutual fund commissions	935,833
Brokerage services	645,854
Trails commissions	868,096
Variable annuity commissions	3,409,338
Strategic partner income	145,976
Broker concession income	341,955
Other representative income	570,942
Interest	5,335
Other income	57,300
Total revenue	8,977,322
EXPENSES	
Commissions	7,222,736
Administrative (Page 14)	2,216,755
Total expenses	9,439,491
NET INCOME (LOSS)	$ (462,169)

STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED NOVEMBER 30, 2003

BEGINNING PARTNERS' CAPITAL - December 1, 2002	$ 661,722
Net income (loss) for the year	(462,169)
Capital contributed	252,272
Capital withdrawn	(25,000)
ENDING PARTNERS' CAPITAL - November 30, 2003	$ 426,825

See Independent Auditor's Report and
Notes to the Financial Statements

ATLAS BROKERAGE COMPANY, L.P.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED NOVEMBER 30, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (loss)	$(462,169)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Depreciation and amortization	70,650
Unrealized loss in marketable securities	630
(Increase) decrease in:	
Accounts receivable	441,634
Other assets	21,250
Increase (decrease) in:	
Accounts payable	26,046
Accrued expenses	(372,458)
Other liabilities	53,480
Net cash provided by (used in) operating activities	(220,937)
CASH FLOW FROM INVESTING ACTIVITIES	
Purchase of fixed assets	(41,938)
Net cash provided by (used in) investing activities	(41,938)
CASH FLOWS FROM FINANCING ACTIVITIES	
Partners' contributions – net	227,272
Net cash provided by (used in) financing activities	227,272
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(35,603)
CASH AND CASH EQUIVALENTS – Beginning of year	322,780
CASH AND CASH EQUIVALENTS – End of year	$ 287,177

SUPPLEMENTAL INFORMATION

Interest paid	$	266
Income taxes paid	$	0

See Independent Auditor's Report and
Notes to the Financial Statements

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED NOVEMBER 30, 2003

1. THE COMPANY

Atlas Brokerage Company, L.P. ("The Company") is a registered investment advisor registered with the Securities and Exchange Commission (SEC) and is a broker-dealer registered with the National Association of Securities Dealers (NASD) and Securities Investors Protection Corporation (SIPC). The Company is a limited partnership formed under the Pennsylvania Revised Uniform Limited Partnership Act.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting

These financial statements are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and certain disclosures in the financial statements. Actual results could differ from those estimates and ultimately affect the reported amounts and disclosures in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents consist of deposits with banks and financial institutions which are unrestricted as to withdrawal or use, and which have an original maturity of three months or less. The carrying amount approximates fair value because of the short maturity of those instruments.

The Company had no noncash investing or financing transactions for the year ended November 30, 2003.

Allowance for Doubtful Accounts

The Company reviews its accounts receivable on a regular basis and recognizes bad debts when accounts are deemed uncollectible, which is over three months outstanding. Accordingly, no allowance for doubtful accounts has been provided.

Investments

The carrying amounts of trading investments are recorded at fair market value in the accompany financial statements. The cost and fair market value of marketable securities at November 30, 2003, is summarized as follows:

	Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Market Value
Common stock	$ 3,300	$0	$630	$2,670

(Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Property, Plant and Equipment

Property, plant and equipment are recorded at cost.

Maintenance and repairs are charged to expense as incurred, while additions and betterments are capitalized. When property units are sold, retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts.

Depreciation is computed by the straight-line method for financial reporting purposes over the following estimated useful lives:

	Years
Office furniture and equipment	5 to 7
Computer equipment	5
Software	5

Revenue Recognition

Commission revenue and related expenses are recorded on a trade-date basis as transactions occur.

Income Taxes

The partnership is not a taxpaying entity for federal or Pennsylvania income tax purposes, and thus no income tax expense has been recorded in the financial statements. Income from the partnership is taxed to the partners in their individual returns.

For federal income tax purposes, the cost of property and equipment are deducted over statutory periods prescribed by the various accelerated methods as allowed by the income tax regulations in effect when the assets are placed is service.

Organization Costs

Organization costs incurred during the formation of the Company are being amortized over five years on a straight-line basis. Amortization expense amounted to $1,813 for the year ended November 30, 2003.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentration of credit risk, as defined by Financial Accounting Statements No. 105, consist principally of cash, temporary cash investments and trade receivables. The Company's cash accounts and temporary investments are maintained at high quality financial institutions. At times, such accounts are in excess of FDIC insurance limits, but pose no significant concentration of credit risk. Concentration of credit risk with respect to trade receivables is limited due to the Company's diversity of its clients.

3. PROFIT-SHARING PLAN

The Company has a profit-sharing plan covering substantially all employees. Company contributions are determined by management. There were no contributions made for the year ended November 30, 2003.

(Continued)

4. OPERATING LEASES

The Company conducts its operations from facilities that are leased from the limited partner (Note 5) under an operating lease that is renewable each year at the discretion of the limited partner. The Company also leases office space in Carmel, Indiana.

The Company is leasing office equipment under an operating lease that expires August 2007.

The following is a schedule of future minimum rental payments required under the above operating leases as of November 30, 2003:

Year Ending November 30,	Amount
2004	$ 118,081
2005	118,497
2006	115,325
2007	113,489
2008	135,700
Thereafter	891,100
Total	$1,492,192

Rental expense was $161,056 for the year ended November 30, 2003.

5. RELATED PARTY TRANSACTIONS

The Company has a building lease agreement (Note 4) with the limited partner of the Company. For the year ended November 30, 2003, the Company incurred $120,000 in commercial rent charges under this agreement.

The Company also has entered into a monthly management agreement with the general partner who manages the Company. For the year ended November 30, 2003, the Company incurred $398,000 in management fees.

The Company is also related to ITS Asset Management, L.P., a Pennsylvania limited partnership through common ownership. ITS is a registered investment advisor. For the year ended November 30, 2003, the Company earned $551,417 in investment advisory fees from ITS Asset Management, L.P.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At November 30, 2003, the Company had net capital of $125,050, which was $75,050 in excess of its required net capital of $50,000. The Company's net capital ratio was 2.24 to 1.

(Continued)

7. SUBSEQUENT EVENTS

On December 31, 2003 substantially all of the assets and liabilities of Atlas Brokerage Company, L.P. were purchased by Blue Vase Securities, LLC in accordance with an agreement entered into in May 2003. Effective December 31, 2003, Atlas Brokerage Company, L.P. has ceased all operations as a broker/dealer.

(Concluded)

ATLAS BROKERAGE COMPANY, L.P.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF NOVEMBER 30, 2003

NET CAPITAL

Total partner's capital qualified for net capital		$426,825
Deductions and/or charges:		
Nonallowable assets:		
Office furniture and equipment	201,116	
Other assets	26,974	
Commissions receivable over 30 days	4,676	
Other receivables	68,570	
Total nonallowable assets		301,336
Net Capital before haircuts		125,489
Haircuts on other securities		439
Net capital		$125,050

AGGREGATE INDEBTEDNESS

Accounts payable	$ 36,124
Accrued commissions under 30 days	29,954
Accrued commissions over 30 days	3,921
Accrued commissions – trails	47,520
Other liabilities	163,162
Total aggregate indebtedness	$280,681

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 50,000
Excess net capital	$ 75,050
Ratio: Aggregate indebtedness to net capital	2.24 to 1

There are no material differences between the unaudited filings of Part IIA of the Focus report and the audited computation of net capital under Rule 15c3-1 as of November 30, 2003.

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of November 30, 2003)

Net capital, as reported in Company's Part II (unaudited) Focus report	$ 75,050
Net capital, as reported in the audited financial statements	$ 75,050

A reconciliation is not necessary pursuant to rule 17a – 5(d)(4) because there are no material differences between the unaudited filings of Part IIA of the Focus report and the audited computation of net capital under Rule 15c3-1 as of November 30, 2003.

See Independent Auditor's Report and
Notes to the Financial Statements

P.O. Box 62280
Pittsburgh, PA 15241-7280
E-mail: office@sdecpas.com
Tel: (724) 745-6600
Fax: (724) 745-7202

Stelmack Dobransky & Eannace, LLC
Certified Public Accountants and Business Consultants

Joseph S. Stelmack, CPA
Joseph T. Dobransky, CPA
Vincent M. Eannace, CPA

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Partners of
Atlas Brokerage Company, L.P.

In planning and performing our audit of the financial statements and supplemental schedules of Atlas Brokerage Company, L.P. (the Company), for the year ended November 30, 2003, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, it is exempt under rule K(2)(ii). As such we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

To the Partners of
Atlas Brokerage Company, L.P.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A *material weakness is a condition in which the design or operation* of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stelmack Dobransky & Eannace, LLC

STELMACK DOBRANSKY & EANNACE, LLC

January 9, 2004

ATLAS BROKERAGE COMPANY, L.P.

SCHEDULE OF ADMINISTRATIVE EXPENSES
FOR THE YEAR ENDED NOVEMBER 30, 2003

Bank and brokerage fees	$ 12,908
Compliance costs	4,861
Continuing education	1,013
Contract labor	25,669
Depreciation and amortization	70,650
Dues and subscriptions	4,973
Insurance	271,167
Interest	266
Licenses and fees	121,665
Management fees (Note 5)	398,000
Office expenses	35,190
Payroll taxes	53,412
Postage	68,413
Printing expenses	23,381
Professional services	85,921
Promotions	21,131
Rent (Note 4)	161,056
Salaries and wages	655,900
Sales meeting expenses	34,216
Technology costs	65,948
Telephone	29,802
Travel and entertainment	53,466
Other administrative expenses	17,747
Total administrative expenses	$2,216,755

See Independent Auditor's Report and
Notes to the Financial Statements